SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Notification pursuant to Article 5(1)(a) of Regulation (EU) No 596/2014 and Article 2(1) of Delegated Regulation (EU) No 2016/1052

14 June 2019

Fresenius Medical Care AG & Co. KGaA (“Fresenius Medical Care” or the “Company”) will implement a share buy-back programme. The Company will make use of the authorization granted by the General Meeting on 12 May 2016 to acquire own shares pursuant to section 71 para. 1 no. 8 of the German Stock Corporation Act (Aktiengesetz — AktG). Under this share buy-back programme, up to a maximum of 12 million ordinary shares (ISIN DE0005785802) will be repurchased at a total purchase price (excluding ancillary transaction costs) of up to 660 million Euro (approximately 745 million U.S. Dollar) in the period from 17 June 2019 until and including 17 June 2020. This corresponds to approximately 3.2% of the share capital of Fresenius Medical Care. The own shares repurchased by the Company will be used for the sole purpose of reducing the registered share capital by cancellation of the repurchased own shares.

The shares will be repurchased on the stock exchange via the XETRA trading system and/or via selected multilateral trading facilities (MTF). Pursuant to the conditions of the repurchase authorization granted by the Company’s General Meeting on 12 May 2016, the price per share (excluding ancillary transaction costs) paid by the Company must not exceed or fall short of the market price of the Company’s shares determined by the opening auction on the exchange trading day in the XETRA trading system by more than 10%.

The share buy-back will be made in accordance with the safe harbour provisions pursuant to Article 5 of Regulation No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) in conjunction with the provisions of the Commission Delegated Regulation 2016/1052 of 8 March 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to share buy-back programmes and stabilisation measures (“Delegated Regulation”). The share buy-back programme will be led by a credit institution on behalf and for the account of the Company, and such credit institution will make its decisions on the time of the buy-back of shares of Fresenius Medical Care independent of and without being influenced by the Company. In particular, the credit institution has agreed vis-à-vis Fresenius Medical Care to comply with the conditions of the repurchase authorization granted by the Company’s General Meeting on 12 May 2016 and the conditions for trading pursuant to Article 3 para. 2 and para. 3 of the Delegated Regulation when executing the share buy-back programme. Pursuant to Article 3 para. 2 of the Delegated Regulation, shares may not be purchased under the share buy-back programme at a price higher than the higher of the price of the last independent trade and the highest current independent purchase bid on the trading venue where the purchase is carried out; at the same time, pursuant to Article 3 para. 3 of the Delegated Regulation, under the share buy-back programme, not more than 25% of the average daily volume of the shares on the trading venue on which the purchase is carried out may be purchased, whereby the average daily volume will be based on the average daily volume traded on the 20 trading days preceding the date of purchase.

The share buy-back programme may, to the extent necessary and permitted by law, be suspended and also be reinstated at any time.

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Fresenius Medical Care will appropriately make available in detailed and aggregated form any information on any transactions in connection with the share buy-back programme no later than at the end of the seventh trading day after executing such transactions. In addition, Fresenius Medical Care will publish the notified transactions on its website at www.freseniusmedicalcare.com under section Investors and ensure that such information will be publicly accessible for at least five year from the day of the announcement.

Fresenius Medical Care AG & Co. KGaA

represented by Fresenius Medical Care Management AG

represented by its Management Board

Bad Homburg v.d.H., 14 June 2019

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: June 18, 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA, a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and Member of the Management Board of the General Partner

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